MORGAN KEEGAN SELECT FUND, INC.
                              Morgan Keegan Tower
                             50 North Front Street
                            Memphis, Tennessee 38103


August 22, 2007


VIA EDGAR
---------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Ms. Valerie J. Lithotomos
       Ms. Christina L. DiAngelo

            Re: Morgan Keegan Select Fund, Inc.
                Request for Withdrawal of Registration Statement on Form N-14 (File No. 333-144791)
                --------------------------------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Morgan Keegan Select Fund, Inc. (the "Fund") respectfully applies to the U.S. Securities and Exchange Commission (the "Commission") for consent to withdraw the above-referenced Registration Statement on Form N-14 filed with the Commission on July 23, 2007 (Accession No. 0000898432-07-000612), as amended by Pre-Effective Amendment No. 1 thereto filed on July 24, 2007 (Accession No. 0000898432-07-000615) (as amended, the "Registration Statement"), together with all exhibits thereto.

      The Fund has determined not to proceed with the reorganization proposed in the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and no securities were sold pursuant to the Registration Statement.

      If you have any questions regarding the foregoing, please contact Jennifer
R. Gonzalez, Esq. of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Fund, at (202) 778-9286.

                                     Very truly yours,

                                     /s/ Charles D. Maxwell
                                     ----------------------
                                     Charles D. Maxwell
                                     Secretary and Assistant Treasurer


cc: Jennifer R. Gonzalez, Esq.